Exhibit 18

PREFERABILITY LETTER FROM INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 26, 2013

Board of Directors

Gardner Denver, Inc.

1500 Liberty Ridge Drive, Suite 3000

Wayne, PA 19087

Note 1 of the Notes to the Consolidated Financial Statements of Gardner Denver, Inc. included in its Form 10-K for the year ended December 31, 2012 describes a change in method of accounting regarding the date of the Company’s annual impairment test for goodwill and other indefinite lived intangible assets from the last day of the second quarter to the first day of the fourth quarter. There are no authoritative criteria for determining a ‘preferable’ annual impairment test date based on the particular circumstances; however, we conclude that such a change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania